13 May 2003

We have today received notification from Hill Samuel Offshore Trust Company Limited, the Trustees of the Reed Elsevier Employee Benefit Trust (“the Trust”), that they purchased on 12 May 2003 135,000 ordinary shares in Reed Elsevier PLC, at a price of 478.696p per share and 30,000 ordinary shares in Reed Elsevier NV, at a price of Euro 9.484 per share.  The transactions took place in order to meet the future exercises of share option entitlements by employees of Reed Elsevier. Following this transaction, the Trust now holds 6,518,764 ordinary shares in Reed Elsevier PLC and 1,375,131 ordinary shares in Reed Elsevier NV.

The Trust is a discretionary employee benefit trust which is operated in conjunction with Reed Elsevier’s share option schemes, and which provides for the transfer of shares to employees on the exercise of options granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the shares held by the Trust, by virtue of being potential beneficiaries under the Trust.